Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO to Redeem Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (Non-Viability Contingent Capital (NVCC))

TORONTO, July 8, 2025 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its 8,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 33”) (TSX: BMO.PR.Y) for an aggregate total of $200 million on August 25, 2025. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Preferred Shares Series 33 are redeemable at the Bank’s option on August 25, 2025 (the “Redemption Date”) at a redemption price of $25.00 per share. Payment of the redemption price will be made by the Bank on the Redemption Date.

Separately from the payment of the redemption price, the final quarterly dividend of $0.190875 per share for the Preferred Shares Series 33 announced by the Bank on May 28, 2025 will be paid in the usual manner on August 25, 2025, to shareholders of record on July 30, 2025.

Notice will be delivered to holders of the Preferred Shares Series 33 in accordance with the terms thereof.

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries:

John Fenton, Toronto, John.Fenton@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	X: @BMOMedia